Exhibit 2

FOR IMMEDIATE RELEASE	29 February 2008

WPP GROUP PLC (“WPP”)

WPP acquires majority stake in leading Middle East venture

WPP announces that it has acquired a majority stake in Team Y&R Holdings, the holding company for a group of companies (“Team Group”) in which WPP has held a minority stake since 1999 and which operates in the Middle East and North Africa. Team Group operates through leading companies in the region, with operating companies including Team Y&R, Asda’a, Intermarkets, Mediaedge:cia, Polaris and Wunderman.

Team Group has significant operations in the United Arab Emirates, Saudi Arabia, Lebanon, Kuwait, Morocco, Jordan, Qatar and Oman and employs over 1,200 people. Major clients include Emaar, Etisalat, Ford, Microsoft, Sony Ericsson and Visa. Team Group’s unaudited consolidated revenues for the year ended 31 December 2007 were US$100 million, with gross assets at the same date of US$242 million.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors.

Contact:

Feona McEwan, WPP +44 (0)20 7408 2204

www.wpp.com